Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 5, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Performance Trust Total Return Bond Fund (S000029835)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of July 26, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 192 to its registration statement, filed on behalf of its series, Performance Trust Total Return Bond Fund (the “Fund”).  PEA No. 192 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on June 17, 2010 for the purpose of adding the Fund as a new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Principal Investment Strategies

Staff Comment:  Please expand or clarify the discussion of the investment adviser’s use of “scenario based total return analysis” to select individual investments for the Fund.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“Investments are selected for the Fund by applying a process whereby the Adviser makes a forward projection of the expected value of an investment after a period of time, assuming specific changes in the value of the investment or key factors that would affect its value, such as changes in interest rates, yield curve shifts and time horizons.  For fixed income instruments with credit components, a careful assessment of credit risk is made.  Investments with superior risk reward characteristics with respect to criteria such as price, interest rate sensitivity and credit quality, are selected for the Fund’s portfolio.”

Prospectus – Summary Section – Principal Risks

Staff Comment:  The Staff notes that the risks related to prepayment of fixed income securities are duplicated under the risk factors entitled “Fixed Income Securities Risks” and “Mortgage-Backed Securities Risks.”  Please remove the duplicated disclosure.

Response:  The Trust responds by removing the following disclosure from the risk factor entitled “Fixed Income Securities Risks”:  “Fixed income securities may be subject to risk of prepayment, and may decline in value because of mortgage foreclosures or defaults on the underlying obligations.”

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers